

Tony Tether

Managing Member at NSIP LLC & Member of the Executive
Committee of Ellington Healthcare Asset Management LLC

Washington D.C. Metro Area

InMail

NSIP LLC

 **Stanford University**

 **See contact info**

 **500+ connections**

Senior executive with corporate and government leadership experience developing innovative
solutions requiring technological expertise, business acumen, leadership of high-performance
specialists teams, and resource development and management.

Experience

Managing Member
NSIP LLC
2009 – Present • 9 yrs
Marlton, NJ and New York, NY

NSIP LLC is the General Partner of Ellington Healthcare Partners I, L.P. a venture capital
investment fund that targets companies with unique therapies using adult stem cells which
typically are bone-marrow derived, nanotechnology devices, or molecular targeted, oncologic
pharmaceuticals that clearly demonstrate potential breakthroughs in the treatment of disease
or possess competitive advantages over currently-marketed products.

Media (3)

Ellington Healthcare Partners - Venture Capital Fund

Ellington Health

Managing Member and Member of the Executive Committee
ELLINGTON Healthcare Partners
2009 – Present • 9 yrs
Marlton, NJ & New York, NY

Ellington Healthcare Asset Management LLC manages Ellington Healthcare Partners I, L.P. and
is responsible for making all investment decisions for the Partnership.

Chief Executive Officer

The Sequoia Group















Sequoia Group

2009 – Present • 9 yrs
Washington DC

Service to government and industrial clients

Potomac Institute for Policy Studies

Distinguished Fellow of the Council on Competiveness
Potomac Institute for Policy Studies
2009 – Present • 9 yrs

DARPA

Director
DARPA
2001 – 2009 • 8 yrs

Directed a federal agency of program managers and administrators responsible for Department of Defense science and technology advanced research to ensure the technological edge for the U.S. military and prevent technological surprise.

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Education

Stanford University

Stanford University
MS, PhD, EE, Control Theory
1964 – 1968

Rensselaer Polytechnic Institute

Rensselaer Polytechnic Institute
B, EE
1962 – 1964

Stanford University

Stanford University
math
1961 – 1962

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Skills & Endorsements

Defense · 88
Alfred Mondelli and 87 connections have given endorsements for this skill

Systems Engineering · 75
Endorsed by **Bob Rassa and 13 others who are highly skilled at this**

Government · 72
Knut Normann Egeland, MSc -C4i - CCSP - CSO and 71 connections have given endorsements for this skill

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Recommendations

Received (2) Given (0)

Robert Paulson

Robert Paulson
--
December 1, 2012, Robert reported directly to Tony

Excellent Director with a wealth of commecial and government experience. Technically brilliant and has a photographic memory.

 **Chuck Hoppe, PMP**
Associate Director, Science, Technology, & Engineering at U.S. Army CERDEC

October 2, 2012, Tony was senior to Chuck but didn't manage directly

I worked with Dr Tether for two years; brilliant man that took to heart the "DARPA Hard" challenge. If the project didn't have a high difficulty or high probability of failure...but, had a high potential for leap ahead affect, it wasn't a "DARPA Hard Problem". Under his leadership, the DARPA team had some phenomenal successes.

